SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

8007T101
(CUSIP Number)

Dinakar Singh
TPG-Axon Management LP
888 Seventh Avenue, 38th Floor
New York, New York 10019
(212) 479-2000

With a copy to:
Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 15 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,350,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,350,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,110,215 shares of Common Stock (including 3,760,215 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,762,409 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,762,409 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,191,667 shares of Common Stock (including 1,429,258 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,350,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,350,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,110,215 shares of Common Stock (including 3,760,215 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,762,409 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,762,409 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,191,667 shares of Common Stock (including 1,429,258 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,229,201 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,229,201 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,245,052 shares of Common Stock (including 2,015,851 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON TPG-Axon International GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,229,201 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,229,201 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,245,052 shares of Common Stock (including 2,015,851 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Dinakar Singh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,350,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,350,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,110,215 shares of Common Stock (including 3,760,215 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Dinakar Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,350,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,350,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,110,215 shares of Common Stock (including 3,760,215 shares of Common Stock underlying swap agreements described in Item 6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (including shares of Common Stock underlying swap agreements described in Item 6)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 10 of 15 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 13, 2012 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock") of SandRidge Energy, Inc., a Delaware corporation (the "Issuer").   Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $160,744,500 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of TPG-Axon Domestic and TPG-Axon International and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 30, 2012, the Reporting Persons sent a second letter to the Board, expressing their heightened concern with the inability of the Issuer's management team to restore stockholder value and focusing on management's continued overspending, self-dealing and incoherent corporate strategy.  The letter set forth the Reporting Persons' belief that, as a result of the foregoing concerns, a sale or dramatic simplification and restructuring of the Issuer are the only two viable options at this time.

The letter also indicated that the Reporting Persons currently intend to solicit stockholders of the Issuer for their written consent to (i) amend the Amended and Restated Bylaws of the Issuer to de-stagger the Board, give stockholders, in addition to a majority of the Board, the ability to change the size of the Board and fill any vacancies on the Board, and provide for removal of individual directors with or without cause, (ii) remove incumbent directors from the Board and (iii) replace such incumbent directors with nominees of the Reporting Persons (such solicitation of written consents, the "Consent Solicitation").

The foregoing summary of the letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached hereto as Exhibit 3 and is incorporated by reference herein.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 11 of 15 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)  See the rows numbered 7, 8, 9, 10, 11 and 13 on each of the cover pages to this Schedule 13D, which are incorporated into this Item 5 by reference.  As of the close of business on November 29, 2012, the Reporting Persons may be deemed to beneficially own, in the aggregate, 32,110,215 Shares, representing approximately 6.5% of the Issuer’s outstanding Common Stock.  Such Shares include an aggregate of 28,350,000 Shares beneficially owned by the Reporting Persons through ownership of the Shares by TPG-Axon Domestic, TPG-Axon International and the Account, representing approximately 5.8% of the Issuer’s outstanding Common Stock.  In addition, the Reporting Persons may be deemed to beneficially own an additional 3,760,215 shares of Common Stock, representing approximately 0.8% of the Issuer’s outstanding Common Stock, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which TPG-Axon Domestic, TPG-Axon International and the Account are parties (the “TPG-Axon Swaps”).  The percentages used herein and in the rest of this Schedule 13D are calculated based upon the 490,475,672 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2012 filed with Securities and Exchange Commission on November 9, 2012.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected by any of the Reporting Persons since the filing of the Original Schedule 13D.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented with the addition of the following:

TPG-Axon Domestic, TPG-Axon International and the Account currently have contractual agreements with one or more counterparties with regard to the TPG-Axon Swaps that reference shares of Common Stock. The TPG-Axon Swaps constitute economic exposure to 3,760,215 shares of Common Stock, or 0.8% of the shares of Common Stock outstanding. The TPG-Axon Swaps have reference prices ranging from $5.2194 to $5.674 and an expiration date of May 30, 2014. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts. However, the Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be held for hedging purposes by counterparties to the TPG-Axon Swaps.

CUSIP No. 8007T101	SCHEDULE 13D/A	Page 12 of 15 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
3	Letter to the Board of Directors of SandRidge Energy, Inc., dated November 30, 2012.